EXHIBIT 3.1

CERTIFICATE OF AMENDMENT TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BANNIX ACQUISITION CORP.

Bannix Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify:

1. The original certificate of incorporation of the Corporation was filed with the Secretary of State of Delaware on January 21, 2021, as amended on February 4, 2021, amended and restated and filed with the Secretary of State of the State of Delaware on September 10, 2021 and amended on March 9, 2023, March 9, 2024 and September 10, 2024 (as amended and restated, the “Certificate of Incorporation”).

2. This Certificate of Amendment to the Certificate of Incorporation was duly proposed, adopted and approved by the Corporation’s board of directors and by the affirmative vote of holders of a majority of the Corporation’s outstanding common stock entitled to vote in accordance with the applicable provisions of Sections 222 and 242 of the General Corporation Law of the State of Delaware.

3. Section 9.1(b) of Article IX of the Certificate of Incorporation is amended and restated to read in its entirety as follows:

“Immediately after the Offering, a certain amount of the net offering proceeds received by the Corporation in the Offering (including the proceeds of any exercise of the underwriters’ over-allotment option) and certain other amounts specified in the Corporation’s registration statement on Form S-1, initially filed with the U.S. Securities and Exchange Commission (the ‘SEC’) on February 19, 2021, as amended (the ‘Registration Statement’), shall be deposited in a trust account (the ‘Trust Account’), established for the benefit of the Public Stockholders (as defined below) pursuant to a trust agreement described in the Registration Statement (the ‘Trust Agreement’). Except for the withdrawal of interest to pay taxes (less up to $100,000 of interest to pay dissolution expenses), none of the funds held in the Trust Account (including the interest earned on the funds held in the Trust Account) will be released from the Trust Account until the earliest to occur of (i) the completion of the initial Business Combination, (ii) the redemption of 100% of the Offering Shares (as defined below) if the Corporation is unable to complete its initial Business Combination within 45 months from the closing of the Offering (or, if the Office of the Delaware Division of Corporations shall not be open for business (including filing of corporate documents) on such date the next date upon which the Office of the Delaware Division of Corporations shall be open) (the “Deadline Date”), which may be extended pursuant to Section 9.1(c) and (iii) the redemption of shares in connection with a vote seeking to amend such provisions of this Amended and Restated Certificate as described in Section 9.7. Holders of shares of Common Stock included as part of the units sold in the Offering (the ‘Offering Shares’) (whether such Offering Shares were purchased in the Offering or in the secondary market following the Offering and whether or not such holders are one of the sponsors of the Corporation (the ‘Sponsor’), or officers or directors of the Corporation, or affiliates of any of the foregoing) are referred to herein as ‘Public Stockholders.’

4. Section 9.2(d) of Article IX of the Certificate of Incorporation is amended and restated to read in its entirety as follows:

In the event that the Corporation has not consummated an initial Business Combination within 15 months from the closing of the Offering, the Sponsor may request that the Board extend the period of time to consummate an initial Business Combination by two additional 3 month periods (each, an “Extension Period”), for a total of 21 months to consummate an initial Business Combination (the “Deadline Date”); provided, that for each such Extension Period: (i) the Sponsor or its affiliates or designees has deposited into the Trust Account an amount equal to $600,000, or $690,000 if the underwriters’ over-allotment option is exercised in full ($0.10 per share in either case) on or prior to the date of the applicable deadline, up to an aggregate of $1,200,000 (or $1,380,000 if the underwriters’ over-allotment option is exercised in full), or approximately $0.20 per share; and (ii) there has been compliance with any applicable procedures relating to the Extension Period in the trust agreement and in the letter agreement, both of which are described in the Registration Statement, provided, further in the event that the Corporation has not consummated an initial Business Combination within 42 months from the closing of the Offering, the Board of Directors, in its discretion and without another stockholder vote, if requested by the Sponsor, upon five days prior written notice to the Corporation, may extend the Deadline Date by one month each on up to three occasions, up to an additional three months (each such month being part of the “Additional Extension Period”), but in no event to a date later than 45 months from the closing of the Offering (or, if the Office of the Delaware Division of Corporations shall not be open for business (including filing of corporate documents) on such date the next date upon which the Office of the Delaware Division of Corporations shall be open), provided that (i) for each one-month Extension Period the Sponsor (or its affiliates or its permitted designees) has deposited into the Trust Account an amount equal to the lesser of (x) $25,000 or (y) $0.05 for each Offering Share that is not redeemed by the last day immediately preceding such Additional Extension Period for an aggregate deposit of up to the lesser of (x) $75,000 or (y) $0.15 for each public share that is not redeemed in connection with the special meeting (if all three additional monthly extensions are exercised), in exchange for a non-interest bearing, unsecured promissory note. If the Sponsor requests the Extension Period or any Additional Extension Period, as applicable, then the following applies: (A) the gross proceeds from the issuance of such promissory note referred to in (i) above will be added to the offering proceeds in the Trust Account and shall be used to fund the redemption of the Offering Shares in accordance with this Article IX; (B) if the Corporation completes its initial Business Combination, it will, at the option of the Sponsor, repay the amount loaned under the promissory note out of the proceeds of the Trust Account released to it or issue securities of the Corporation in lieu of repayment in accordance with the terms of the promissory note; and (C) if the Corporation does not complete a Business Combination by the Deadline Date, the Corporation will not repay the amount loaned under the promissory note until 100% of the Offering Shares have been redeemed and only in connection with the liquidation of the Corporation to the extent funds are available outside of the Trust Account. In the event that the Corporation has not consummated an initial Business Combination by the Deadline Date or such applicable Additional Extension Period, the Corporation shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the Offering Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Corporation to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), by (B) the total number of then outstanding Offering Shares, which redemption will completely extinguish rights of the Public Stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Board in accordance with applicable law, dissolve and liquidate, subject in each case to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.”

5. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed this day of March 10, 2025.

/s/Douglas Davis
Douglas Davis
Chief Executive Officer